Exhibit (d)(10)

SECOND AMENDMENT TO EXECUTIVE EMPLOYMENT AGREEMENT

This SECOND AMENDMENT TO EXECUTIVE EMPLOYMENT AGREEMENT (this “Second Amendment”) is entered into by and between Affinity Gaming (“Affinity”) and Michael Silberling (“Mr. Silberling”).

WHEREAS, Mr. Silberling and Affinity entered into an Executive Employment Agreement, effective August 25, 2014 (the “Employment Agreement”), in which Affinity agreed to employ Mr. Silberling as its Chief Executive Officer subject to the terms and conditions set forth in the Employment Agreement;

WHEREAS, the parties amended certain terms of the Employment Agreement in the First Amendment to Executive Employment Agreement, dated as of October 5, 2015 (“First Amendment”);

WHEREAS, the Employment Agreement contained provisions regarding Mr. Silberling’s participation in the Affinity Gaming 2011 Amended Long Term Incentive Plan (the “LTIP”), including various awards of restricted shares of Affinity common stock (“Restricted Shares”), options to acquire shares of Affinity’s common stock (“Stock Options”), and certain vesting conditions;

WHEREAS, Affinity entered into an Agreement and Plan of Merger, dated as of August 22, 2016 (the “Merger Agreement”), with Z Capital Affinity Owner, LLC, a wholly owned subsidiary of Holdings (as defined below) (“Owner”), and Affinity Merger Sub, Inc., a wholly owned subsidiary of Owner (“Merger Sub”), pursuant to which Merger Sub merged with and into Affinity, with Affinity surviving the merger as a wholly owned subsidiary of Owner;

WHEREAS, in connection with the transactions contemplated by the Merger Agreement, Mr. Silberling and Z Capital Affinity Holdings, LLC (“Holdings”) are entering into a Management Equity Term Sheet, dated as of October 7, 2016, in which Mr. Silberling agrees to cancel his Restricted Shares and Stock Options and all rights to receive equity from Affinity and its Affiliates in exchange for cash and Class A and Class B Units of Holdings, and enter into an amended and restated limited liability company agreement of Holdings (the “LLC Agreement”) and a profits interest award agreement (the “Profits Interest Award Agreement”) governing the terms of his Class A and Class B Units of Holdings;

WHEREAS, Affinity and Mr. Silberling desire to enter into this Second Amendment to amend and modify the Employment Agreement as amended by the First Amendment to reconcile its terms with Mr. Silberling’s new equity awards in Holdings and to modify his bonus opportunity percentages; and

WHEREAS, Section 12 of the Employment Agreement permits the parties to amend and modify the Employment Agreement in a writing signed by both Mr. Silberling and Affinity.

NOW THEREFORE, in consideration of the mutual promises contained herein and for other good and valuable consideration, the sufficiency and receipt of which each party expressly acknowledges, Affinity and Mr. Silberling hereby amend the Employment Agreement as set forth in Paragraphs 1 - 6 below:

1.             Section 1.3(b) (Bonus) of the Employment Agreement is hereby deleted and replaced in its entirety with the following:

(b)           Bonus.  Executive is eligible to receive an annual cash bonus based upon Company’s actual performance with respect to specified objectives for the applicable calendar year relative to a budget for such calendar year that has been approved by the Board, with eligibility for a bonus of up to 150% of Executive’s Base Salary paid during that calendar year (with no bonus for achieving less than 100% of the target goal, a bonus of 100% of Executive’s Base Salary for achieving 100% of the target goal, a bonus of 150% of Executive’s Base Salary for achieving 110% of the target goal, and a bonus of between 100% and 150% of Executive’s Base Salary based upon a sliding scale for achieving between 100% and 110% of the target goal).  Except as set forth in Section 2.5(d) of this Agreement, bonuses are not earned by and will not be paid to Executive unless Executive is actively employed and has not given notice of resignation at the time bonus payments are paid to Company executives.  Company will make such bonus payments on or before March 15 of the calendar year that immediately follows the calendar year to which the bonus pertains.

2.             Section 1.3(c) (Long Term Incentive Plan) of the Employment Agreement is hereby deleted and replaced in its entirety with the following:

(c)           Equity Participation.  Mr. Silberling holds Class A and Class B Units of Z Capital Affinity Holdings, LLC (“Holdings”) in accordance with and subject to the terms of the Amended and Restated Limited Liability Company Agreement of Z Capital Affinity Holdings, L.L.C. (the “LLC Agreement”) and Mr. Silberling’s Profits Interest Award Agreement with Holdings (the “Profits Interest Award Agreement”).  For the avoidance of doubt, Mr. Silberling acknowledges and agrees that his participation in the Affinity Gaming 2011 Amended Long Term Incentive Plan (the “LTIP”) has ended and he has no entitlement to any past, current, or future award or benefit under the LTIP or to any other equity or equity-based award from Affinity or any of its affiliates, pursuant to this Agreement or otherwise.

3.             Section 2.1(a)  (“Cause”) of the Employment Agreement is hereby deleted and replaced in its entirety with the following:

(a)           “Cause” means Executive’s (i) material breach of this Agreement, (ii) indictment of, formal charge against, or plea of guilty or no contest to a felony or misdemeanor involving embezzlement, misappropriation of funds, moral turpitude, or dishonesty; (iii) willful and continued failure to substantially perform his duties with the Company commensurate with his title and function or to follow the reasonable and lawful instructions of the Board (other than any failure resulting from incapacity due to physical or mental illness), unless the Executive has cured such failure within thirty (30) days following his receipt of written notice from the Board specifying with particularity the alleged failure; (iv) the denial or revocation of a material license, qualification or certificate of suitability to the Executive by any governmental authority that holds regulatory, licensing or permit authority over gambling, gaming or casino activities (“Gaming Authority”); or (v) misconduct by Executive that causes any Gaming Authority to (w) fail to license, qualify and/or approve the Company or its affiliate to own and operate a gaming business, (x) grant any such licensing, qualification and/or approval only upon terms and conditions that are materially adverse to the Company or its affiliate, (y) significantly delay any such licensing, qualification and/or approval process that results in a material adverse effect to the Company or its affiliate or (z) revoke or suspend any existing material license.

4.             Section 2.1(b)  (“Change of Control”) of the Employment Agreement, as amended by the First Amendment, is hereby deleted and replaced in its entirety with the following:

(b)           “Change in Control” means the definition of “Change in Control” in the LLC Agreement.

5.             With respect to Section 2.5 (Termination Without Cause or for Good Reason) of the Employment Agreement:  at the end of Section 2.5(c), the word “and” is inserted after the semicolon; at the end of Section 2.5(d), the semicolon and the word “and” are deleted and replaced in their entireties with a period; and Section 2.5(e) is deleted in its entirety.

6.             With respect to Section 6.2 (Non-Competition) of the Employment Agreement, the last two sentences are deleted and replaced in their entireties with the following:

Notwithstanding the above, this Section does not preclude Executive from being employed after the Term by a hospitality or gaming business that is located in Las Vegas, Nevada and that abuts Las Vegas Boulevard between Russell Road and Sahara Avenue (“Excluded Area”), provided that such hospitality or gaming business is not affiliated in any way with any hospitality or gaming business that is located outside of the Excluded Area, but within the Restricted Area.

7.             Section 23 (ENTIRE AGREEMENT) of the Employment Agreement is hereby deleted and replaced in its entirety with the following:

23.          ENTIRE AGREEMENT.  Notwithstanding anything herein or elsewhere to the contrary, this Agreement, the First Amendment to Executive Employment Agreement, the Second Amendment to Executive Employment Agreement, the Z Capital Affinity Holdings, LLC Management Equity Term Sheet, the LLC Agreement, and the Profits Interest Award Agreement contain the entire agreement of the parties relating to the subject matter hereof and supersede any prior agreements (whether oral or written, including any previous offers or offer letters), undertakings, commitments and practices relating to Executive’s employment by Company, other than Sections II. and IV.A.- E. and G. of the Change in Control Agreement between Executive and the Company dated October 5, 2015.

8.             This Second Amendment is effective as of the Closing Date as defined in the Merger Agreement.

9.             Other than as Section 1.3(a) of the Employment Agreement has been amended by the First Amendment, and other than as amended and modified above by this Second Amendment, each party acknowledges and agrees that the remaining terms of the Employment Agreement remain in full force and effect as originally written.

10.          This Second Amendment may be executed in counterparts, each of which taken together shall constitute one and the same instrument.  Facsimile or electronic transmission of an executed counterpart of this Second Amendment shall be deemed to constitute due and sufficient delivery of such counterpart, and such signatures shall be deemed original signatures for purposes of enforcement and construction of this Second Amendment.

MICHAEL SILBERLING	AFFINITY GAMING

/s/ Michael Silberling	By:	/s/ Walter Bogumil
Walter Bogumil

Dated: October 13, 2016	Dated: October 13, 2016